Filed pursuant to Rule 425
of the Securities Act of 1933
Filer:  Statoil ASA
Filer’s Exchange Act File No.: 1-15200
Norsk Hydro’s Exchange Act File No.: 1-9159

Disclaimer:

This document does not constitute an offer to exchange or sell or an offer to exchange or buy any securities.

An offer of securities in the United States pursuant to a business combination transaction will only be made through a prospectus which is part of an effective registration statement filed with the US Securities and Exchange Commission. Norsk Hydro shareholders who are US persons or are located in the United States are advised to read the registration statement when and if it is declared effective by the US Securities and Exchange Commission because it will contain important information relating to the proposed transaction. You will be able to inspect and copy the registration statement relating to the proposed transaction and documents incorporated by reference at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Statoil’s SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov. In addition, Statoil will make the effective registration statement available for free to Norsk Hydro’s shareholders in the United States.

Integration process under way

The work to plan and facilitate the merger between Hydro’s oil and gas activities with Statoil is proceeding at full speed. A dedicated integration team will be in place within a week.

“We are working hard to plan the integration process, with primary focus on establishing an overriding time table and work schedule, getting a complete integration team in place, and defining roles and responsibilities in the work leading up to the merger,” says Helge Lund, who will lead the new energy company once the merger has taken place.

The integration team will, together with the appointed top management of the new company, establish the work schedule and run the actual integration process. The integration team will be led by Hilde Aasheim, currently Hydro executive vice president for leadership and culture, and will be composed of key people from both companies.

The team, which will be appointed next week, will have important responsibilities in the months ahead, defining the new organisation, responsibilities and roles, and preparing a detailed schedule for the period before the merger can take place. The merger is expected to be complete during the third quarter of 2007.

Important principles during the process will be openness, timeliness, involvement and dialogue. Status updates will be communicated continuously as the work progresses.

“I know many employees are awaiting more information about the time schedule, how the process will take place and which tasks are to be carried out and when, to mention some of the topics. We will come back with more information in a week’s time,” Ms Aasheim says.

“Employees in both organisations have a lot of questions. We will do everything we can to make sure that all employees receive the information they need and are treated well during the process.”

Following the transaction, the new company will comprise around 31,000 employees, of whom around 26,000 are currently in Statoil, and around 5,000 will come from Hydro’s business area Oil & Energy, Hydro IS Partner, and other personnel who support Hydro’s current oil and gas activities.